UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

Commission file number: 0-50790

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 27, 2008, the board of directors of Vuance Ltd. (the “Company”), following a recommendation of the Audit Committee of the Company, appointed the Israeli Certified Public Accountants firm of Chaikin Cohen Rubin & Co. as the Internal Auditor of the Company, effective on the date of the appointment.

Chaikin Cohen Rubin & Co. was established in 1982, has vast experience in business risk management, including internal and external auditing, as well as Sabanes-Oxley Act Section 404 implementation, and serves as an Internal Auditor in several public companies. .

Chaikin Cohen Rubin & Co. is replacing Rosenblum-Holtzman whose office as Internal Auditor of the Company ended as of July 24, 2008.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VUANCE LTD.

By:	/s/ Eyal Tuchman
Name: Eyal Tuchman
Title: Chief Executive Officer

Date: September 22, 2008

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